Michael J.McCloskey
June 27, 2016	General Counsel
303.222.8345 tel
United States Securities and Exchange Commission	Michael.mccloskey@rgsenergy.com

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director
Division of Corporation Finance

Re:	Real Goods Solar, Inc.
Form S-1
Filed June 8, 2016
File No. 333-211915

Dear Ms. Long:

This letter is submitted by Real Goods Solar, Inc. (the “Company,” “we,” “our,” or “us”) in response to comments received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2016, with respect to the Company's registration statement referenced above (the “Registration Statement”). The headings and the numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the comment letter. To assist in your review, the Staff's comments are highlighted in bold typeface below and are followed by the Company’s responses.

In addition to the EDGAR filing, the Company is delivering a hard copy of this letter, along with a courtesy copy of Amendment No. 1 to the Registration Statement (the “First Amendment”) marked to indicate changes from the Registration Statement.

General

1.	Please register the Units as well as the securities underlying the units (common stock and warrants) and include them in the fee table.

Company Response: The Company has amended the fee table in the First Amendment to the Registration Statement as requested by the Staff.

2.	Please make sure your opinion covers the legality of the units and common stock under Colorado law, as well as the enforceability of the warrants under New York law.

Company Response: The opinion of the Company’s outside legal counsel, Brownstein Hyatt Farber Schreck, LLP, will cover the legality of the units and common stock under Colorado law as well as the enforceability of the warrants under New York law. The Company has filed the opinion of Brownstein Hyatt Farber Schreck, LLP as an exhibit to the First Amendment.

Incorporation of Certain Documents by Reference, Page 15

3.	We note you have elected to incorporate information by reference. However, we also note that you have been notified of your potential delisting by NasdaqCM. Please confirm to us that you are currently listed on NasdaqCM and confirm your understanding that if you become delisted, you will be considered a penny stock under Section 3(a)(51) of the Exchange Act and ineligible to incorporate by reference into your S-1. Please also confirm that you have not been a registrant for an offering of penny stock at any time during the last three years. See Instruction VII.D.1(c) of form S-1.

833 W. South Boulder Road, Louisville, CO 80027 | tel. 888.567.6527 | fax 303.222.8323 | RGSEnergy.com

Ms. Pamela Long

June 27, 2016

Company Response: The Company confirms that it has not been a registrant for an offering of “penny stock” as defined in Section 3(51)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) within the past three years. The Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”) has been, at all times during the last three years, and as of the date hereof continues to be, listed for quotation on NasdaqCM. The Company confirms its understanding that, if it’s Common Stock becomes a “penny stock” as defined in Section 3(51)(A) of the Act prior to the time at which the Registration Statement is declared effective by the Commission, or the Staff acting pursuant to delegated authority, the Company will not be eligible to employ the incorporation by reference provisions of Form S-1, Instruction VII.

In connection with the foregoing, the Company acknowledges the following:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the Company’s Registration Statement effective, such action by the Staff does not foreclose the Commission from taking any action with respect to said filing on Form S-1;

2.	the action by the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Very truly yours,

Real Goods Solar, Inc.

By:

/s/ Michael J. McCloskey

     Michael J. McCloskey

     General Counsel

cc:

Ms. Kathryn McHale, Esq., Staff Attorney, U.S. Securities and Exchange Commission

Mr. Dennis J. Lacey, Chief Executive Officer, Real Goods Solar, Inc.

Mr. Jeffrey M. Knetsch, Esq., Brownstein Hyatt Farber Schreck LLP

Mr. Ryan L. Nichols, Esq., Brownstein Hyatt Farber Schreck LLP